803/17/04

F 3/18

04016392

SECURITIES [AND EXCHANGE] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
208 South LaSalle Street
(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Burns **(312) 855-6089**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of ABN AMRO Incorporated (the Company) as of December 31, 2003, is true and correct. We further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The consolidated statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Kristen Fletcher
President and Chief Executive Officer

Michael E. Burns
Senior Vice President and Controller

Notary Public

"OFFICIAL SEAL"
BARBARA A. POPP
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 12/12/2005

This report contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) Supplemental Report of Independent Auditors on Internal Control.
- ☐ (n) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (o) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

Consolidated Statement of Financial Condition

ABN AMRO Incorporated

December 31, 2003
with Report of Independent Auditors

Report of Independent Auditors

The Board of Directors and Stockholders
ABN AMRO Incorporated

We have audited the accompanying consolidated statement of financial condition of ABN AMRO Incorporated (the Company) as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of ABN AMRO Incorporated at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 19, 2004

Consolidated Statement of Financial Condition

In thousands of dollars, except share information	December 31 2003
Assets	
Cash and Cash Equivalents	$ 154,729
Cash Segregated for Regulatory Purposes	136,424
Receivables from Brokers, Dealers, and Clearing Organizations	1,001,391
Receivables from Customers	601,289
Securities Purchased Under Agreements to Resell	1,811,260
Securities Borrowed	11,976,690
Securities Owned	264,072
Securities Owned, Pledged to Creditors	2,525,987
Other Assets	327,847
Total Assets	$ 18,799,689
Liabilities and Stockholders' Equity	
Liabilities:	
Short-term Borrowings	$ 1,812,992
Payables to Brokers, Dealers, and Clearing Organizations	752,198
Payables to Customers	2,319,085
Securities Sold Under Agreements to Repurchase	6,810,476
Securities Loaned	3,823,869
Securities Sold, Not Yet Purchased	734,002
Other Liabilities	651,829
Total Liabilities	16,904,451
Subordinated Borrowings – Affiliate	330,000
Stockholders' Equity	1,565,238
Total Liabilities and Stockholders' Equity	$ 18,799,689

See Notes to Consolidated Statement of Financial Condition.

Notes to Consolidated Statement of Financial Condition

1. Organization and Nature of Operations

The consolidated statement of financial condition include the accounts of ABN AMRO Incorporated (the Company) and its subsidiaries, ABN AMRO Sage Corporation (Sage), and ABN AMRO Futures (Singapore) Limited (AA Futures). The Company is a wholly owned subsidiary of ABN AMRO WCS Holding Company (the Parent). The Parent is a wholly owned subsidiary of ABN AMRO North America Holding Company (Holding), which is a wholly owned subsidiary of ABN AMRO Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The Company is economically and financially dependent on its Parent and ABN AMRO Bank.

The Company is a registered securities broker-dealer and futures commission merchant and is a member of all major U.S. securities and futures exchanges. The Company is active in U.S. Government securities and participates in the trading, underwriting, and distribution of fixed income products while providing underwriting and distribution of equity products. In addition, the Company provides professional brokerage, investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities and commodity dealers.

Sage is a registered securities broker-dealer and futures commission merchant. Sage's activities include the execution and clearance of futures, options and stock transactions and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers on exchanges located in Chicago, Philadelphia, New York, and San Francisco. Sage also provides facilities management services to other broker-dealers.

AA Futures is a licensed futures broker-dealer under the Futures Trading Act and is a member of the Singapore International Monetary Exchange Limited (SIMEX). AA Futures provides its customers with execution and clearance services for financial and currency futures contracts. AA Futures' functional currency is the U.S. dollar.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash of approximately $30.6 million is held with affiliated banks. The Company considers highly liquid debt instruments that are purchased with a maturity of three months or less to be cash equivalents.

Cash Segregated for Regulatory Purposes: Cash of $100 million is held in a segregated account with an affiliate bank.

Customer Transactions: Customer securities and commodity transactions are recorded on a settlement date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase: Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest. Resale and repurchase agreements with affiliates at December 31, 2003, were approximately $1.1 billion and $1.7 billion, respectively.

At December 31, 2003, the Company had qualified securities obtained under resale agreements with a fair value of $100 million segregated in a special reserve bank account for the proprietary business of introducing brokers pursuant to Rule 15c3-3 of the Securities and Exchange Commission. The securities are reflected in securities purchased under agreements to resell on the consolidated statement of financial condition. Securities segregated and secured in accordance with the Commodities Futures Trading Commission regulations and pledged to clearing organizations were $304 million and $35 million of securities purchased under agreements to resell, respectively.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize securities sold under repurchase agreements. Open repurchase and resale transactions are presented net in the accompanying consolidated statement of financial condition where net presentation is permitted. At December 31, 2003, as permitted by FIN 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, $701 million was applied against resale and repurchase agreements.

Securities Borrowed and Securities Loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit collateral in the form of cash, or securities, with the lender. The Company receives collateral in the form of cash or securities for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or provides additional cash or securities as necessary to ensure such transactions are adequately collateralized. Securities borrowed and securities loaned with affiliates at December 31, 2003, were approximately $4.3 million and $656.3 million, respectively.

Income Taxes: The Company is included in a consolidated income tax return with Holding.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's consolidated statement of financial condition. Financial instruments recorded at fair value include securities owned and securities sold, but not yet purchased.

Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statement of financial condition include receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to affiliates and customers, short-term borrowings, and subordinated borrowings.

2. Summary of Significant Accounting Policies (continued)

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2003.

Recent Accounting Pronouncements:

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity: In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS 150 did not have a material impact on the Company's consolidated statement of financial condition.

Derivative Instruments and Hedging Activities: In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*," which amends and clarifies accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133. In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains financing components. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated statement of financial condition.

Guarantees: In November, 2002, the FASB issued Interpretation No. 45 (FIN No. 45), "*Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". Fin No. 45 requires a guarantor to recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required in fiscal year 2003 with no material impact on the consolidated statement of financial condition. See Note 10 "Commitments and Contingencies" for further discussion.

Consolidation of Variable Interest Entities: In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "*Consolidation of Variable Interest Entities* (VIEs)". FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as VIEs. FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. In 2003, the Company adopted FIN No. 46. The adoption did not have a material impact on the Company's consolidated statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned (including those pledged to creditors) and securities sold, not yet purchased at December 31, 2003, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. Government and Agency Obligations	$ 441,784	$ 343,030
Corporate Obligations	1,314,145	390,972
Registered Investment Companies	1,031,188	
Other	2,942	
Total	$ 2,790,059	$ 734,002

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Included in securities owned, pledged to creditors as of December 31, 2003, are U.S. government obligations, corporate obligations and mutual funds of registered investment companies. Securities segregated and secured in accordance with Commodities Futures Trading Commission regulations include U.S. government obligations with a market value of $75.6 million and mutual funds with a market value of $1.0 billion.

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms that permit it to pledge or sell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $13.9 billion on such terms, of which $10.2 billion have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

4. Subordinated Borrowings

At December 31, 2003, the Company had $330 million outstanding with affiliates under three revolving note and cash subordination agreements. The outstanding balances mature at dates ranging from January 31, 2004 to September 30, 2007. There is an option to extend the maturity date for the two $50 million agreements to September 30, 2011. The third revolving note facility has a line of $600 million which expires on January 31, 2005. The agreements bear interest at rates that reset at each maturity date; the interest rate at December 31, 2003, was 2.04%. The subordinated borrowings, inclusive of the extension of credit, have been approved by the applicable regulatory bodies and amounts outstanding are available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowing agreement provides that this debt may not be repaid.

On January 30, 2004, the Company repaid the $280 million outstanding under the $600 million revolving note and subordinated cash agreement and cancelled the subject agreement. The approval for this transaction was granted by the New York Stock Exchange, Inc. and the Chicago Board of Trade.

5. Short-term Borrowings and Lines of Credit

Short-term borrowings represent amounts due to banks, with interest charged at varying rates. An unsecured revolving line of credit of $7.15 billion is available to the Company from ABN AMRO Bank. Interest accrues at the Federal Funds rate plus 1/8%. At December 31, 2003, approximately $1.81 billion had been drawn on the unsecured revolving line of credit at an average interest rate of 1.2%.

The short-term borrowings also include loans with nonaffiliated financial institutions of $2.6 million collateralized by approximately $13.2 million of securities. The weighted-average interest rate on these loans was 1.43%.

6. Preferred Stock

At December 31, 2003, the Company had $1.55 million of nonvoting, cumulative preferred stock issued to certain broker-dealers in conjunction with joint back-office agreements. The preferred stock accumulates dividends at an annual rate of 6%.

7. Income Taxes

Net deferred income tax assets as of December 31, 2003, are as follows (in thousands of dollars):

Assets	$	22,259
Liabilities		(4,207)
Net Deferred Tax Assets	$	18,052

Deferred taxes are included in other assets and other liabilities in the consolidated statement of financial condition. Deferred tax assets are comprised principally of deductions related to deferred compensation plans. It is anticipated that the Company's deferred income tax assets will be realized; therefore, no valuation allowance has been recorded against deferred income tax assets as of December 31, 2003. Deferred tax liabilities are comprised principally of the net temporary differences related to trustee agreements and pension liabilities.

8. Benefit Plans

Group Retirement Plan: ABN AMRO Bank sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit-Sharing and Savings Plan: The Parent sponsors a profit-sharing and savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employee contributions are partially matched by the respective subsidiary of the Parent. In addition, the respective subsidiary of the Parent may allocate a portion of its net profits to employees' accounts in the plan.

Group Welfare Plan: The Parent provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense when paid.

9. Leases

The Company and its subsidiaries lease space for their principal facilities and in other buildings. The leases generally are renewable, noncancellable, and provide for the payment of real estate taxes and certain other occupancy expenses. Future minimum lease payments and rental income relating to these arrangements are as follows (in thousands of dollars):

Year Ending December 31	*Minimum Lease Commitments*	*Sublease Income*	*Net Lease Commitments*
2004	$ 44,081	$ 11,459	$ 32,622
2005	42,799	11,743	31,056
2006	36,573	7,647	28,926
2007	27,616	6,404	21,212
2008	26,228	6,237	19,991
Thereafter	220,066	37,619	182,447
	$ 397,363	$ 81,109	$ 316,254

The Company sponsors a deferred compensation plan for all employees earning in excess of a predetermined amount as specified by the plan. The deferred compensation is earned over a vesting period of three years. At December 31, 2003, $132.5 million was deferred pursuant to the terms of the plan.

In the normal course of business, the Company is a defendant in various legal proceedings and lawsuits. Under a matter dealing with the Company's participation in an underwriting, a lawsuit has been filed by the purchasers of the offered securities in connection with their rights under the underwriting agreement, seeking unspecified damages. The Company acted as underwriter for approximately eight percent of the offering and was not the lead underwriter for the securities. This matter is subject to many uncertainties, and outcomes are not predictable with assurance. Although there can be no assurance as to the ultimate outcome, the Company generally has denied liability, or believes it has meritorious defense and intends to vigorously defend this case. After considering all relevant facts and established reserves, in the opinion of the Company, such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position or cash flows, but may be material to the Company's operating results for any particular period, depending on the level of income for such period. There are no other legal proceedings that in the opinion of management and counsel would have a material impact upon the consolidated statement of financial condition.

10. Commitments and Contingencies

Guarantees: In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The Company believes that it is unlikely it will have to make material payments under these arrangements and no liabilities related to these agreements have been recognized in the consolidated statement of financial condition at December 31, 2003.

Other Commitments: In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the consolidated statement of financial condition of the Company.

11. Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular geographic area or issues engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses. At December 31, 2003, the Company's most significant concentrations are related to U.S. government and corporate obligations inventory positions. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agencies corporations. The Company seeks to limit concentration risk through the use of risk and credit systems, monitoring and procedures.

12. Customer Transactions

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various broker-dealer and customer securities, and derivative transactions (collectively, customer transactions). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

12. Customer Transactions (continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any single counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a customer fails to satisfy its obligations, the Company may be required to liquidate the customer's position and to purchase or sell the customer's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Management believes the margin deposits held at December 31, 2003, are adequate to minimize the risk of material loss that could be created by the positions currently held. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. Related Party Transactions

In the ordinary course of business, the Company has transactions with its U.S. and global affiliates. The Company provides investment advisory, research, securities execution, securities lending, and clearing services to affiliates. Affiliates provide data processing, operational, and other support services to the Company. Additionally, affiliates lease space for various premises, which are either subleased or the rental cost is allocated to the Company.

14. Discontinued Operations

The Company and its ultimate parent company, ABN AMRO Bank N.V., along with UBS Securities LLC ("UBS") entered into an Amended Purchase Agreement (the "APA") dated as of December 5, 2003, wherein UBS purchased from the Company a U.S. based prime brokerage business that provides securities lending, margin finance and other financing arrangements, securities clearance, custody and trade execution, capital introduction, office space and operational support services to customers that include hedge fund managers and other professional money managers. This transaction closed on December 5, 2003.

14. Discontinued Operations (continued)

A summary of the assets and liabilities of the discontinued operations is as follows:

December 5, 2003 (Dollars in Thousands)		2003
Assets		
Securities borrowed	$	18,644,654
Receivable from customers		723,369
Other assets		21,370
Total assets	$	19,389,393
Liabilities		
Securities loaned	$	13,284,397
Payable to customers		7,576,990
Other liabilities		10,608
Total liabilities	$	20,871,995

15. Regulatory Requirements

ABN AMRO Incorporated (AAI) is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Rule) and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. This method requires a broker-dealer to maintain net capital equal to the greater of 2% of aggregate debit items arising from customer transactions or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act, as defined. At December 31, 2003, net capital of approximately $1.33 billion was approximately $1.26 billion in excess of required net capital.

Sage is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has also elected to compute its net capital requirements under the alternative method as permitted by the Rule. At December 31, 2003, net capital of approximately $36.6 million was approximately $34 million in excess of required net capital.

AA Futures is also subject to capital adequacy requirements. As of December 31, 2003, this subsidiary was in compliance with its local capital adequacy requirements.

Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are all subject to certain notification and other provisions of the net capital Rule of the SEC and other regulatory bodies.

As clearing broker-dealers, and pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, AAI and Sage have each elected to compute on a stand alone broker dealer basis a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. This allows each correspondent broker-dealer firm settling their proprietary securities transactions through a broker-dealer providing clearing services to classify their assets held by the clearing broker-dealer as allowable assets in the correspondent's broker-dealers net capital calculation. At December 31, 2003, AAI and Sage had no reserve requirement related to the PAIB calculation.

Notes to Consolidated Statement of Financial Condition (continued)

16. Subsequent Events

The Company and its subsidiary, ABN AMRO Sage Corporation (Sage), along with Merrill Lynch Professional Clearing Corp (Merrill Lynch) entered into an Asset Purchase Agreement (the APA) dated as of January 12, 2004, wherein Merrill Lynch will purchase from the Company its U.S. based professional brokerage business. The professional brokerage business consists of four divisions: (1) Sage, which is engaged in the execution and clearance of futures, options and stock transactions and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers; (2) Agency execution and omnibus clearing of options for professional, institutional, and retail customers (3) Agency execution of NYSE and NASDAQ stocks; and (4) Correspondent clearing providing execution, clearing and settlement services for broker/dealers as part of a combined package of services.

The professional brokerage business to be sold had assets and liabilities of approximately $2.3 billion and $2.0 billion, respectively, as of December 31, 2003. The assets consist primarily of securities borrowed, receivables from customers, receivables from brokers, dealers and clearing organizations, securities purchased under agreements to resell and other of approximately $1.1 billion, $.4 billion, $.4 billion, $.3 billion and $.1 billion, respectively. The liabilities consist primarily of securities loaned, payables to customers, payables to brokers, dealers and clearing organizations, securities sold under agreements to repurchase and other of approximately $.7 billion, $.3 billion, $.6 billion, $.2 billion and $.2 billion, respectively. These balances are primarily related to the activities of the underlying customers of the business and can fluctuate substantially over time and may not necessarily be representative of the balances at the time of the sale. The transaction is expected to close late in the first quarter or early in the second quarter of 2004.